Exhibit 99.3

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31, 2017	As of September 30
		2018	2018
	RMB	RMB	USD
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	7,505,954	6,743,487	981,871
Restricted cash	10,606	32,536	4,737
Short-term investment	—	2,377,384	346,154
Trade receivable	—	248,873	36,237
Amounts due from related parties	29,556	35,303	5,140
Inventory	89,464	1,361,434	198,229
Prepayments and other current assets	674,425	1,505,378	219,187

Total current assets	8,310,005	12,304,395	1,791,555

Non-current assets:
Long-term restricted cash	14,293	37,825	5,507
Property, plant and equipment, net	1,911,013	3,821,209	556,379
Intangible assets, net	4,457	3,988	581
Land use rights, net	—	219,969	32,028
Long-term investments	47,125	139,083	20,251
Amounts due from related parties	50,000	53,821	7,836
Other non-current assets	131,141	439,025	63,923

Total non-current assets	2,158,029	4,714,920	686,505

Total assets	10,468,034	17,019,315	2,478,060

LIABILITIES
Current liabilities:
Short-term borrowings	28,787	430,583	62,694
Trade payable	234,011	1,786,727	260,152
Amounts due to related parties	40,069	189,773	27,631
Taxes payable	30,055	40,543	5,903
Current portion of long-term borrowings	—	168,940	24,598
Accruals and other liabilities	1,285,592	2,184,032	318,000

Total current liabilities	1,618,514	4,800,598	698,978

Non-current liabilities:
Long-term borrowings	642,401	1,079,202	157,135
Other non-current liabilities	141,113	681,043	99,164

Total non-current liabilities	783,514	1,760,245	256,299

Total liabilities	2,402,028	6,560,843	955,277

Commitments and contingencies (Note 20)

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31, 2017	As of September 30
		2018	2018
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Series A-1 and A-2 convertible redeemable preferred shares (USD0.00025 par value; 295,000,000 and nil authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	5,011,731	—	—
Series A-3 convertible redeemable preferred shares (USD0.00025 par value; 31,720,364 and nil authorized, 24,210,431 and nil issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	427,129	—	—
Series B convertible redeemable preferred shares (USD 0.00025 par value; 114,867,321 and nil authorized, issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	2,294,980	—	—
Series C convertible redeemable preferred shares (USD0.00025 par value; 167,142,990 and nil authorized, 166,205,830 and nil issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	4,454,596	—	—
Series D convertible redeemable preferred shares (USD0.00025 par value; 240,000,000 and nil authorized, 213,585,003 and nil issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	7,547,760	—	—
Receivable from a holder of Series D convertible redeemable preferred shares	(78,410)	—	—
Redeemable non-controlling interests	—	1,296,299	188,745

Total mezzanine equity	19,657,786	1,296,299	188,745

SHAREHOLDERS’ DEFICIT
Ordinary shares (USD0.00025 par value; 1,151,269,325 and 4,000,000,000 shares authorized, 36,727,350 and 1,033,433,271 shares issued and 23,850,343 and 1,019,593,125 shares outstanding as of December 31, 2017 and September 30, 2018, respectively)	60	1,767	257
Treasury shares	(9,186)	(9,186)	(1,338)
Additional paid in capital	131,907	40,762,274	5,935,101
Accumulated other comprehensive loss	(13,922)	(71,888)	(10,467)
Accumulated deficit	(11,711,948)	(31,523,325)	(4,589,884)

Total NIO Inc. shareholders’ (deficit)/equity	(11,603,089)	9,159,642	1,333,669

Non-controlling interests	11,309	2,531	369

Total shareholders’ (deficit)/equity	(11,591,780)	9,162,173	1,334,038

Total liabilities, mezzanine equity and shareholders’ equity	10,468,034	17,019,315	2,478,060

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Nine Months Ended September 30,
	2017	2018	2018
	RMB	RMB	USD
			Note 2(e)
Revenue:
Vehicle sales	—	1,471,278	214,222
Other sales	—	44,286	6,448

Total revenues	—	1,515,564	220,670

Cost of sales:
Vehicle sales	—	(1,674,069)	(243,749)
Other sales	—	(111,001)	(16,162)

Total cost of sales	—	(1,785,070)	(259,911)

Gross loss	—	(269,506)	(39,241)

Operating expenses:
Research and development	(1,778,462)	(2,482,779)	(361,500)
Selling, general and administrative	(1,505,011)	(3,396,397)	(494,525)

Total operating expenses	(3,283,473)	(5,879,176)	(856,025)

Loss from operations	(3,283,473)	(6,148,682)	(895,266)
Interest income	9,532	71,385	10,394
Interest expenses	(14,985)	(47,224)	(6,876)
Share of losses of equity investee	(4,886)	(11,393)	(1,659)
Investment income	3,498	—	—
Other (loss)/income, net	(25,302)	5,691	829

Loss before income tax expense	(3,315,616)	(6,130,223)	(892,578)

Income tax expense	(5,581)	(5,742)	(836)

Net loss	(3,321,197)	(6,135,965)	(893,414)

Accretion on convertible redeemable preferred shares to redemption value	(1,492,233)	(13,667,291)	(1,989,996)
Accretion on redeemable non-controlling interests to redemption value	—	(31,399)	(4,572)
Net loss attributable to non-controlling interests	34,373	23,278	3,389

Net loss attributable to ordinary shareholders of NIO Inc.	(4,779,057)	(19,811,377)	(2,884,593)

Net loss	(3,321,197)	(6,135,965)	(893,414)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(98,175)	(57,966)	(8,440)

Total other comprehensive loss	(98,175)	(57,966)	(8,440)

Total comprehensive loss	(3,419,372)	(6,193,931)	(901,854)
Accretion on convertible redeemable preferred shares to redemption value	(1,492,233)	(13,667,291)	(1,989,996)
Accretion on redeemable non-controlling interests to redemption value	—	(31,399)	(4,572)
Net loss attributable to non-controlling interests	34,373	23,278	3,389

Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(4,877,232)	(19,869,343)	(2,893,033)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	21,559,616	95,740,204	95,740,204
Net loss per share attributable to ordinary shareholders
Basic and diluted	(221.67)	(206.93)	(30.13)

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury Shares		Additional Paid in Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Shareholders’ Deficit	Non- Controlling Interests	Total Equity
	Shares	Par value	Shares	Amount
Balance as of December 31, 2016	32,003,810	52	(14,230,351)	(9,186)	70,850	110,452	(4,076,945)	(3,904,777)	(11,583)	(3,916,360)
Accretion on Series A-1 and A-2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(1,344,213)	(1,344,213)	—	(1,344,213)
Accretion on Series A-3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(64,498)	(64,498)	—	(64,498)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(34,166)	(34,166)	—	(34,166)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(49,356)	(49,356)	—	(49,356)
Exercise of share options	1,377,840	3	—	—	1,900	—	—	1,903	—	1,903
Vesting of restricted shares	—	—	2,902,685	—	15,150	—	—	15,150	—	15,150
Vesting of share options	—	—	—	—	18,993	—	—	18,993	—	18,993
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	6,740	6,740
Acquisition of additional interests in subsidiaries from non-controlling interests	—	—	—	—	—	—	(73,334)	(73,334)	45,956	(27,378)
Foreign currency translation adjustment	—	—	—	—	—	(98,175)	—	(98,175)	—	(98,175)
Net loss	—	—	—	—	—	—	(3,286,824)	(3,286,824)	(34,373)	(3,321,197)

Balance as of September 30, 2017	33,381,650	55	(11,327,666)	(9,186)	106,893	12,277	(8,929,336)	(8,819,297)	6,740	(8,812,557)

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Treasury Shares		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ (Deficit)/Equity	Non- Controlling Interests	Total Equity
	Shares	Par value	Shares	Amount
Balance as of December 31, 2017	36,727,350	60	(12,877,007)	(9,186)	131,907	(13,922)	(11,711,948)	(11,603,089)	11,309	(11,591,780)
Accretion on Series A-1 and A-2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(7,091,163)	(7,091,163)	—	(7,091,163)
Accretion on Series A-3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(565,979)	(565,979)	—	(565,979)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,417,979)	(2,417,979)	—	(2,417,979)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,375,943)	(2,375,943)	—	(2,375,943)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(1,216,227)	(1,216,227)	—	(1,216,227)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	(31,399)	(31,399)	—	(31,399)
Issuance of ordinary shares	160,000,000	273	—	—	6,534,317	—	—	6,534,590	—	6,534,590
Conversion of preferred shares	821,378,518	1,408	(1,877,483)	—	33,695,273	—	—	33,696,681	—	33,696,681
Exercise of share options	15,785,736	27	(2,664,043)	—	41,797	—	—	41,824	—	41,824
Vesting of restricted shares	(458,333)	(1)	3,578,387	—	9,935	—	—	9,934	—	9,934
Vesting of share options	—	—	—	—	349,045	—	—	349,045	—	349,045
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	14,500	14,500
Foreign currency translation adjustment	—	—	—	—	—	(57,966)	—	(57,966)	—	(57,966)
Net loss	—	—	—	—	—	—	(6,112,687)	(6,112,687)	(23,278)	(6,135,965)

Balance as of September 30, 2018	1,033,433,271	1,767	(13,840,146)	(9,186)	40,762,274	(71,888)	(31,523,325)	9,159,642	2,531	9,162,173

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Nine Months Ended September 30,
	2017	2018	2018
	RMB	RMB	USD
			Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(3,321,197)	(6,135,965)	(893,414)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	109,542	284,912	41,484
Foreign exchange gain/(loss)	18,908	(14,703)	(2,141)
Share-based compensation expenses	53,261	537,758	78,299
Investment income	(3,498)	—	—
Share of losses of equity investee	4,886	11,393	1,659
Loss on disposal of property, plant and equipment	—	9,222	1,343
Changes in operating assets and liabilities:
Prepayments and other current assets	(299,957)	(759,288)	(110,554)
Trade receivable	—	(248,873)	(36,237)
Inventory	(64,384)	(1,272,500)	(185,280)
Long-term receivable	—	(156,582)	(22,799)
Other non-current assets	(96,768)	(75,214)	(10,951)
Trade payable	—	1,721,207	250,613
Deferred revenue	—	29,194	4,251
Taxes payable	5,091	10,210	1,487
Accruals and other liabilities	189,092	557,944	81,238
Other non-current liabilities	26,263	169,249	24,643

Net cash used in operating activities	(3,378,761)	(5,332,036)	(776,359)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(656,918)	(1,837,475)	(267,541)
Purchases of short-term investments	—	(2,377,384)	(346,154)
Purchase of held for trading securities	(1,337,413)	—	—
Sale of held for trading securities	1,340,911	—	—
Loan to related parties	—	(65,342)	(9,514)
Loan repayment from related parties	—	34,066	4,960
Acquisitions of equity investees	(52,500)	(103,350)	(15,048)
Acquisition of additional interests in subsidiaries from non-controlling interests	(27,378)	—	—

Net cash used in investing activities	(733,298)	(4,349,485)	(633,297)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	1,903	41,824	6,090
Proceeds from issuance of series A convertible redeemable preferred shares, net of issuance costs	273,686	—	—
Proceeds from issuance of series B convertible redeemable preferred shares, net of issuance costs	240,066	—	—
Proceeds from issuance of series C convertible redeemable preferred shares, net of issuance costs	4,397,997	—	—
Proceeds from collection of receivable from a holder of Series D convertible redeemable preferred shares	—	78,651	11,452
Repurchase of restricted shares	—	(7,490)	(1,091)
Capital injection from non-controlling interests	6,740	14,500	2,111
Proceeds from issuance of redeemable non-controlling interests	—	1,264,900	184,173
Repayment of non-recourse loan	—	82,863	12,065
Proceeds from issuance of convertible promissory note	312,624	—	—
Repayment of convertible promissory note	(325,013)	—	—
Proceeds from borrowings	535,728	1,067,074	155,369
Repayments of borrowings	—	(59,537)	(8,669)
Proceeds from issuance of ordinary share, net	—	6,568,291	956,362

Net cash provided by financing activities	5,443,731	9,051,076	1,317,862

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(107,264)	(86,560)	(12,604)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,224,408	(717,005)	(104,398)
Cash, cash equivalents and restricted cash at beginning of the period	596,631	7,530,853	1,096,513

Cash , cash equivalents and restricted cash at end of the period	1,821,039	6,813,848	992,115

Supplemental Disclosure
Interest paid	14,476	65,018	9,467
Income taxes paid	1,001	9,739	1,418

The accompanying notes are an integral part of these consolidated financial statements.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations

NIO Inc. (“NIO”, or “the Company”) was incorporated under the laws of the Cayman Islands in November, 2014, as an exempted company with limited liability. The Company was formerly known as NextCar Inc.. It changed its name to NextEV Inc. in December, 2014, and then changed to NIO Inc. in July, 2017. The Company, its subsidiaries and consolidated variable interest entities (“VIEs”) are collectively referred to as the “Group”.

The Group designs and develops high-performance fully electric vehicles. It launched the first volume manufactured electric vehicle, the ES8, to the public in December 2017. The Group jointly manufactures ES8 through strategic collaboration with other Chinese vehicle manufacturers. The Group also offers Energy and Service packages to its users. As of December 31, 2017 and September 30, 2018, its primary operations are conducted in the People’s Republic of China (“PRC”). The Group began to sell its first vehicles in June 2018. The Company’s principal subsidiaries and VIEs are as follows:

Subsidiaries	Equity interest held	Place and Date of incorporation or date of acquisition	Principal activities
NIO NextEV Limited (“NIO HK”) (formerly known as NextEV Limited)	100%	Hong Kong, February 2015	Investment holding
NIO GmbH (formerly known as NextEV GmbH)	100%	Germany, May 2015	Design and technology development
NIO Co., Ltd. (“NIO SH”) (formerly known as NextEV Co., Ltd.)	100%	Shanghai, PRC, May 2015	Headquarter and technology development
NIO USA, Inc. (“NIO US”) (formerly known as NextEV USA, Inc.)	100%	United States, November 2015	Technology development
XPT Limited (“XPT”)	100%	Hong Kong, December 2015	Investment holding
NIO NextEV (UK) Limited (formerly known as NextEV (UK) Limited)	100%	United Kingdom, February 2016	Marketing and technology development
NIO Sport Limited (“NIO Sport”) (formerly known as NextEV NIO Sport Limited)	100%	Hong Kong, April 2016	Racing management
XPT Technology Limited (“XPT Technology”)	100%	Hong Kong, April 2016	Investment holding
XPT Inc. (“XPT US”)	100%	United States, April 2016	Technology development
XPT (Jiangsu) Investment Co., Ltd. (“XPT Jiangsu”)	100%	Jiangsu, PRC, May 2016	Investment holding
Shanghai XPT Technology Limited	100%	Shanghai, PRC, May 2016	Technology development
XPT (Nanjing) E-Powertrain Technology Co., Ltd. (“XPT NJEP”)	100%	Nanjing, PRC, July 2016	Manufacturing of E-Powertrain
XPT (Nanjing) Energy Storage System Co., Ltd. (“XPT NJES”)	100%	Nanjing, PRC, October 2016	Manufacturing of battery pack
NIO Power Express Limited (“PE HK)	100%	Hong Kong, January 2017	Investment holding
NextEV User Enterprise Limited (“UE HK”)	100%	Hong Kong, February 2017	Investment holding
Shanghai NIO Sales and Services Co., Ltd. (“UE CNHC”)	100%	Shanghai, PRC, March 2017	Investment holding and sales and after sales management
NIO Energy Investment (Hubei) Co., Ltd. (“PE CNHC”)	100%	Wuhan PRC, April 2017	Investment holding
Wuhan NIO Energy Co., Ltd. (“PE WHJV”)	100%	Wuhan, PRC, May 2017	Investment holding
XTRONICS (Nanjing) Automotive Intelligent Technologies Co. Ltd. (“XPT NJWL”)	50%	Nanjing, PRC, June 2017	Manufacturing of components

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

VIE and VIE’s subsidiaries	Economic interest held	Place and Date of incorporation or date of acquisition
Prime Hubs Limited (“Prime Hubs”)	100%	BVI, October 2014
NIO Technology Co., Ltd. (“NIO SHTECH”) (formerly known as Shanghai NextEV Technology Co., Ltd.)	100%	Shanghai, PRC, November 2014
Beijing NIO Network Technology Co., Ltd. (“NIO BJTECH”)	100%	Beijing, PRC, July 2017
Shanghai Anbin Technology Co., Ltd. (“NIO ABTECH”)	100%	Shanghai, PRC, April 2018

In accordance with the Article of Association of XPT NJWL, the Company has the power to control the board of directors of XPT NJWL to unilaterally govern the financial and operating policies of XPT NJWL and the Non-controlling shareholder does not have substantive participating rights, therefore, the Group consolidates this entity.

Initial Public Offering

On September 12, 2018, the Company consummated its initial public offering (the “IPO”) on the New York Stock Exchange, where 160,000,000 ordinary shares were newly issued with the total net proceeds of RMB6,568,291 (USD956,362).

Variable interest entity

NIO SHTECH was established by Li Bin and Qin Lihong (the “Nominee Shareholders”) in November, 2014. In 2015, NIO SH, NIO SHTECH, and the Nominee Shareholders of NIO SHTECH entered into a series of contractual agreements, including a loan agreement, an equity pledge agreement, exclusive call option agreement and power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO SHTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO SHTECH to direct the activities that most significantly impact NIO SHTECH’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from NIO SHTECH. Management concluded that NIO SHTECH is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of NIO SHTECH and shall consolidate the financial results of NIO SHTECH in the Group’s consolidated financial statements. In April 2018, the above mentioned contractual agreements were terminated. On the same date, NIO SHTECH became a subsidiary wholly owned by NIO ABTECH, who also became a VIE of the Group on that day. As of December 31, 2017 and September 30, 2018, NIO SHTECH did not have significant operations, nor any material assets or liabilities.

In October 2014, Prime Hubs, a British Virgin Islands (“BVI”) incorporated company and a consolidated variable interest entity of the Group, was established by the shareholders of the Group to facilitate the adoption of the Company’s employee stock incentive plans. The Company entered into a management agreement with Prime Hubs and Li Bin. The agreement provides the company with effective control over Prime Hubs and enables the Company to obtain substantially all of the economic benefits arising from Prime Hubs. As of December 31, 2017 and September 30, 2018, Prime Hubs held 26,900,001 and 14,750,001 ordinary shares of the Company, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In April 2018, NIO SH entered into a series of contractual arrangements with the Nominee Shareholders as well as NIO ABTECH and NIO BJTECH separately, each including a loan agreement, an equity pledge agreement, exclusive call option agreement and power of attorney that irrevocably authorized the Nominee Shareholders designated by NIO SH to exercise the equity owner’s rights over NIO ABTECH and NIO BJTECH. These agreements provide the Company, as the only shareholder of NIO SH, with effective control over NIO ABTECH and NIO BJTECH to direct the activities that most significantly impact their economic performance and enable the Company to obtain substantially all of the economic benefits arising from them. Management concluded that NIO ABTECH and NIO BJTECH are variable interest entities of the Company and the Company is the ultimate primary beneficiary of them and shall consolidate the financial results of NIO ABTECH and NIO BJTECH in the Group’s consolidated financial statements. As of September 30, 2018, NIO ABTECH and NIO BJTECH did not have significant operations, nor any material assets or liabilities.

Liquidity

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB3,321,197 and RMB6,135,965 for the nine months ended September 30, 2017 and 2018, respectively. Accumulated deficit amounted to RMB11,711,948 and RMB31,523,325 as of December 31, 2017 and September 30, 2018, respectively. Net cash used in operating activities was approximately RMB3,378,761 and RMB5,332,036 for the nine months ended September 30, 2017 and 2018, respectively. As of December 31, 2017 and September 30, 2018, the Group’s working capital was RMB6,691,491 and RMB7,503,797, respectively.

The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2017 and September 30, 2018, the Group’s balance of cash and cash equivalents was RMB7,505,954 and RMB6,743,487. In addition, up to the date of this report, the Company has entered into loan facility agreements with several banks in China for a total principal amount of RMB6,835,000, with respective expiration date from March 29, 2019 to December 15, 2025. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the unaudited interim condensed consolidated financial statements. Based on the above considerations, the Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the Group’s unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Group’s financial position as of September 30, 2018, and results of operations and cash flows for the nine months ended September 30, 2017 and 2018. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2017, and related notes included in the Group’s audited consolidated financial statements. The financial information as of December 31, 2017 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements as of December 31, 2017. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the unaudited interim condensed consolidated financial statements.

(c) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the valuation and recognition of share-based compensation arrangements, depreciable lives of property, equipment and software, useful life of intangible assets, assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets as well as redemption value of the convertible redeemable preferred shares. Actual results could differ from those estimates.

(d) Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in HK is United States dollars (“USD”), except NIO Sport which operates mainly in United Kingdom and uses Great Britain pounds (“GBP”). The functional currencies of the other subsidiaries and the VIE are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive (loss)/income in the consolidated statements of comprehensive gain or loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of convertible redeemable preferred shares and shareholders’ deficit. Total foreign currency translation adjustment losses were RMB98,175 and RMB57,966 for the nine months ended September 30, 2017 and 2018, respectively. The grant-date fair value of the Group’s share-based compensation expenses is reported in USD as the respective valuation is conducted in USD as the shares are denominated in USD.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the nine months ended September 30, 2018 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB6.8680, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2018. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2018, or at any other rate.

(f) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. The Group adopted ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) for interim periods beginning after January 1, 2018, using a retrospective method to each period presented. The changes in restricted cash in the consolidated cash flow were RMB8,359 and RMB45,462 for the nine months ended September 30, 2017 and 2018, respectively, which were no longer presented within investing activities and were retrospectively included in the changes of cash, cash equivalents and restricted cash as required.

Restricted cash is restricted to withdrawal for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of bank credit card; (b) time deposit that are pledged for property lease.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Cash, cash equivalents and restricted cash as reported in the unaudited interim condensed consolidated statement of cash flows are presented separately on our unaudited interim condensed consolidated balance sheet as follows:

	December 31, 2017	September 30, 2018
Cash and cash equivalents	7,505,954	6,743,487
Restricted cash	10,606	32,536
Long-term restricted cash	14,293	37,825

Total	7,530,853	6,813,848

(g) Short-term investment

Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds. As of December 31, 2017 and September 30, 2018, the investment in fixed deposits that were recorded as short-term investments amounted to nil and RMB2,377,384, respectively.

(h) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

No inventory write-downs were recognized for the nine months ended September 30, 2017 and 2018.

(i) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The estimated useful lives are as follows:

Useful lives
Building and constructions	20 years
Production facilities	10 years
Computer and electronic equipment	3 years
Purchased software	3 years
R&D equipment	5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Others	3 to 5 years

Depreciation for tooling is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive life of the related assets.

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the statements of comprehensive loss.

(j) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities were mainly resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of Energy and Service Packages, which is recorded as deferred revenue and advance from customers.

Vehicle sales

The Group generates revenue from sales of electric vehicle, the ES8, together with a number of embedded products and services through a series of contracts. The Group identifies the users who purchase the ES8 as its customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of ES8, charging pile, vehicle internet connection service and extended lifetime warranty which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when NIO transfers the control of ES8 to the users.

Customers only pay the amount after deducting the government subsidy they are entitled to for the purchase of electric vehicles, which is applied on their behalf and collected by the Group or Jianghuai Automobile Group Co., Ltd. (“JAC”) from the government. The Group has concluded the government subsidy should be considered as a part of the transaction price it charges the customers for the electric vehicle, as the subsidy is granted to the buyers of the electric vehicle and the buyers remain liable for such amount if in the event the subsidies were not received by the Group. For efficiency reason, the Group or JAC applies and collects the payment on customers’ behalf. In the instance that some eligible customer selects installment payment for battery, the Group believes such arrangement contains a significant financing component and as a result adjusts the amount considering the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The long term receivable of installment payment for battery was recognized as non-current assets. The difference between the gross receivable and the present value is recorded as unrealized finance income. Interest income resulting from a significant financing component will be presented separately from revenue from contracts with customers as this is not the Group’s ordinary business.

The Group uses a cost plus a margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for ES8 sales and the charging pile are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service, the Group recognizes the revenue using a straight-line method. As for the extended lifetime warranty, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time base on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding to those unperformed obligations.

Sales of Energy and Service Packages

The Group also sells the two packages, Energy Package and Service Package in exchange of considerations. The Energy Package provides ES8 users with a comprehensive range of charging solutions (including charging and battery swapping). The energy service is applied by users on the mobile application depending on their needs and the Group can decide the most appropriate service to offer according to its available resource. Through the Service Package, the Group offers ES8 users with a “worry free” vehicle ownership experience (including free repair service with certain limitations, routine maintenance service, enhanced data package, etc.), which can be applied by user via mobile application.

The Group identifies the users who purchase Energy Package and Service Package meet the definition of a customer. The agreements for Energy Package and Service Package create legal enforceability to both parties on a monthly basis as the respective Energy or Service Packages can be canceled at any time without any penalty. The Group concludes the energy or service provided in Energy Package or Service Package respectively meets the stand-ready criteria and contains only one performance obligation within each package, the revenue is recognized overtime on a monthly basis as customer simultaneously receives and consumes the benefits provided and the term of legally enforced contract is only one month.

Incentives

The Group offers a self-managed customer loyalty program points, which can be used in the Group’s online store and at NIO houses to redeem NIO merchandise. The Group determines the value of each points based on cost of the NIO merchandise that can be redeemed with points. Customers and NIO fans and advocates have a variety of ways to obtain the points. The major accounting policy for its points program is described as follows:

(i) Sales of ES8 vehicle

The Group concludes the points offered linked to the purchase transaction of the ES8 vehicle is a material right and accordingly a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the ES8 sales. The Group also estimates the probability of the points redemption when perform the allocation. Since the historical information is not yet exist for the Group to determine any potential points forfeitures and the fact that most merchandises can be redeemed without requiring a significant amount of points comparing with the amount of points provided to users, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when future goods or services are transferred. The Group will continue to monitor when and if forfeiture rate data becomes available and will apply and update the estimated forfeiture rate at each reporting period.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(ii) Sales of Energy Package

Energy Package—When the customers charge their ES8 without using the Group’s charging network, the Group will grant points based on the actual cost the customers incur. The Group records the value of the points as a reduction of revenue from the Energy Package.

Since historical information does not yet exist for the Group to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, the Group has used an estimated forfeiture rate of 0.

(iii) Other scenarios

Customers or the users of the mobile application can also obtain points through any other ways such as frequent sign-ins to the Group’s mobile application, sharing articles from the application to users’ own social media. The Group believes these points are to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets upon the points offering. The Group estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed, and its estimate of probability of redemption. At the time of redemption, the Group records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, the Group records other income.

Similar to the reasons above, the Group estimates no points forfeiture currently and continue to assess when and if a forfeiture rate should be applied.

Practical expedients and exemptions

The Group follows the guidance for immaterial promises when identifying the performance obligations in the vehicle sales contracts and concludes the lifetime roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for ES8 driving and forecasted usage for these two services are very limited. The Group also performs an estimation on the stand-alone fair value of each promises applying cost plus margin approach and concludes standalone fair value of roadside assistance and out-of-town charging services are insignificant individually and in aggregate, less than 1% of ES8 gross selling price and aggregate fair value of each individual promises.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is less than 3% of the contract price, namely the road-side assistance and out-of-town charging services. Related costs are then accrued instead.

(k) Cost of Sales

Vehicle

Cost of vehicle revenue includes direct parts, material, processing fee, loss compensation to JAC, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Service and Other

Cost of service and other revenue includes direct parts, material, labor costs, vehicle internet connectivity costs, and depreciation of assets that are associated with sales of energy and service packages.

(l) Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the nine months ended September 30, 2017 and 2018, advertising costs totalled RMB24,767 and RMB63,479, respectively.

(m) Share-based compensation

The Company grants restricted shares (“RS”) and share options to eligible employees and non-employee consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; or c) for share options granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method. This performance condition was met upon completion of the Company’s IPO on September 12, 2018 and the associated share-based compensation expense for awards vested as of that date were recognized; or d) for share options where the underlying share is liability within the scope of ASC 480, using graded vesting method, net of estimated forfeitures, over the vesting period, and remeasure the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. The Group applies the guidance in ASC 505-50 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

The fair value of the restricted shares were assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records share-based compensation expenses only for those awards that are expected to vest.

(n) Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(o) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(p) Income taxes

Income tax expense for the interim consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences and operating loss and tax credit carryforwards. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standards’ being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Group adopted this ASU after starting to generate revenue in June 2018.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in June 2018, the FASB issued “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The adoption of ASU 2016-01 had no impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU is effective for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The ASU will require lessees to report most leases as assets and liabilities on the balance sheet, while lessor accounting will remain substantially unchanged. The ASU requires a modified retrospective transition approach for existing leases, whereby the new rules will be applied to the earliest year presented. In January 2018, the FASB issued ASU No. 2018-01, Land Easement Practical Expedient Transition to Topic 842, to permit an entity to elect an optional practical expedient to not evaluate land easements under ASC 842, that exist or expired before the entity’s adoption of ASC 842 and that were not previously accounted for as leases under ASC 840. The ASU is effective during the same period of adoption of ASU 2016-02. The Group will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. The Group intend to elect the available practical expedients upon adoption. Upon adoption, the Group expect our consolidated balance sheet to include a right of use asset and liability related to substantially all of our lease arrangements. The Group is continuing to assess the impact of adopting the ASU on our financial position, results of operations and related disclosures and have not yet determined whether the effect will be material.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies the accounting for share-based payment transactions specifically related to the tax effects associates with share-based compensation, an accounting policy election to determine how forfeitures are recorded and a change in the presentation requirements in the statement of cash flows. Non-public companies are also granted two additional optional provisions that would provide a practical expedient for determining the expected term and a one-time opportunity to change the measurement basis for all liability-classified awards to intrinsic value. There was no significant impact upon adoption in 2018.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, to reduce the diversity in practice with respect to the classification of certain cash receipts and cash payments on the statement of cash flows. The ASU is effective for interim and annual periods beginning after December 15, 2017. Adoption of the ASU is retrospective. The Group adopted the ASU on January 1, 2018, which did not have a material impact on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230). The ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard should be applied to each period presented using a retrospective transition method. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements, but resulted in restricted cash being included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

4. Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and trade receivable. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2017 and September 30, 2018, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents and restricted cash are financially sound based on publicly available information.

(b) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and restricted cash denominated in RMB that are subject to such government controls amounted to RMB914,460 and RMB2,483,089 as of December 31, 2017 and September 30, 2018, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(c) Foreign currency exchange rate risk

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against other currencies.

5. Inventory

Inventory consists of the following:

	December 31, 2017	September 30, 2018
Raw materials	44,061	830,754
Work in process	22,262	11,325
Finished Goods	—	486,131
Merchandise	23,141	33,224

Total	89,464	1,361,434

Raw materials as of December 31, 2017 are mainly used for research and development purpose and will be expensed when incurred. In the second quarter of 2018, the Group started selling vehicles and procured raw materials for volume production purpose.

Work in progress are mainly used for research and development of new models and will be expensed when incurred. Electric drive systems in production are also recorded as work in progress.

Finished goods include vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at our sales and service center locations, and charging piles.

Merchandise inventory includes branded merchandise of NIO which can be redeemed by deducting membership rewards points of customer loyalty program in the Group’s application store.

6. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31, 2017	September 30, 2018
Deductible VAT input	456,774	864,344
Prepayment to vendors	185,401	582,557
Deposits	12,582	18,964
Other receivables	19,668	39,513

Total	674,425	1,505,378

Prepayment to vendors mainly consist of prepayment for raw materials, prepaid rental for offices and NIO Houses, and prepaid expenses for R&D services provided by suppliers.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7. Property, Plant and Equipment, Net

Property and equipment and related accumulated depreciation were as follows:

	December 31, 2017	September 30, 2018
Mold and tooling	2,619	988,314
Construction in process	1,016,643	973,936
Leasehold improvements	413,368	532,325
Building and construction	—	385,403
Computer and electronic equipment	178,534	319,495
Purchased software	135,775	278,833
R&D equipment	173,741	275,831
Production facilities	134,080	257,542
Charging & battery swap equipment	—	180,373
Others	77,681	132,164

Subtotal	2,132,441	4,324,216
Less: Accumulated depreciation	(221,428)	(503,007)

Total property and equipment, net	1,911,013	3,821,209

The Group recorded depreciation expenses of RMB108,075 and RMB281,659 for the nine months ended September 30, 2017 and 2018, respectively.

8. Other Non-current Assets

Other non-current assets consist of the following:

	December 31, 2017	September 30, 2018
Prepayments for purchase of property and equipment	50,882	186,402
Receivables of installment payments for battery	—	156,582
Long-term deposits	80,168	95,948
Others	91	93

Total	131,141	439,025

Long-term deposit mainly consists of rental deposit for offices and NIO Houses which will not be collectible within one year.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Accruals and Other Liabilities

Accruals and other liabilities consist of the following:

	December 31, 2017	September 30, 2018
Payables for purchase of property and equipment	410,726	701,033
Advance from customers	68,439	353,576
Salaries and benefits payable	170,274	294,417
Payables for marketing events	37,933	253,579
Payable for R&D expenses	247,923	197,940
Accrued expenses	199,087	145,165
Other payables	151,210	238,322

Total	1,285,592	2,184,032

10. Borrowings

Borrowings consist of the following:

	December 31, 2017	September 30, 2018
Short-term borrowing	28,787	430,583
Current portion of long-term borrowings	—	168,940
Long-term borrowings:
Bank loan	454,901	695,202
Loan from joint investor	187,500	384,000

Total	671,188	1,678,725

As of December 31, 2017, we obtained two short-term borrowings of RMB28,787 in aggregate. The annual interest rate of these borrowings is approximately 4.57% to 4.87%.

As of September 30, 2018, we obtained six short-term borrowings of RMB430,583 in aggregate collateralized by bank deposit of RMB120,000 classified as short-term investment provided by one of our wholly-owned subsidiaries. The annual interest rate of these borrowings is approximately 4.35% to 5.22%.

On September 7, 2016, the Group entered into a joint investment agreement with Nanjing Xingzhi Technology Industry Development Co., Ltd (“Nanjing Xingzhi”, formerly known as Nanjing Zijin (New Harbor) Technology Entrepreneurial Special Community Construction Development Co., Ltd). Nanjing Xingzhi invested in XPT NJES, a subsidiary of the Group, with a contribution of RMB37,500. According to the agreement, the annual rate of return on investment of Nanjing Xingzhi equals the benchmark interest rate of one-year RMB loan announced by PBOC. Given Nanjing Xingzhi does not bear the risk of the losses and only entitles to fixed interest income, the Group regarded it a loan in substance and recorded it in liability with the interest expenses amortized through the period. On May 16, 2018, the Group entered into an agreement with Nanjing Xingzhi to purchase Nanjing Xingzhi’s shareholding in XPT NJES at a price of RMB41,773, which approximately the entire principal plus interest accrued so far.

On May 17, 2017, the Group entered into a secured loan agreement with the Bank of Nanjing of a facility amount of RMB685,000 with a maturity date of May 17, 2022. As of December 31, 2017 and September 30, 2018, the aggregated draw amounted to RMB454,901 and RMB637,892, respectively. The annual interest rate of these borrowings is approximately 4.75% to 5.80%. The loan was guaranteed by Nanjing Xingzhi as an incentive for XPT NJES to continue doing business in the respective region. There is no restrictive financial covenants attached to the loan.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

On May 18, 2017, the Group entered into a joint investment agreement with Wuhan Donghu New Technology Development Zone Management Committee (“Wuhan Donghu”) to set up a joint venture entity (the “PE WHJV”). Wuhan Donghu subscribed for RMB384,000 paid in capital in PE WHJV with 49% of the shares. On June 30, 2017, September 29, 2017 and April 16, 2018, Wuhan Donghu injected RMB50,000, RMB100,000 and RMB234,000 in cash to PE WHJV, respectively. Pursuant to the investment agreement, Wuhan Donghu does not have substantive participating rights to PE WHJV, nor is allowed to transfer its equity interest in PE WHJV to other third party. In addition, within five years or when the net assets of PE WHJV is less than RMB550,000, the Group is obligated to purchase from Wuhan Donghu all of its interest in PE WHJV at its investment amount paid plus interest at the current market rate announced by PBOC. As such, the Group consolidates PE WHJV. The investment by Wuhan Donghu is accounted for as a loan because it is only entitled to fixed interest income and subject to repayment within five years or upon the financial covenant violation.

On September 28, 2017, the Group entered into a loan agreement with China Merchants Bank of a facility amount of RMB200,000 with a maturity date of September 27, 2019. As of September 30, 2018, the aggregated draw amounted to RMB99,500 subject to a floating interest of 10% to 18% above the benchmark interest rate of three-year RMB loan announced by PBOC.

On February 2, 2018, the Group entered into a loan agreement with China CITIC Bank of a principal of RMB50,000 with a maturity date of February 1, 2021. As of September 30, 2018, the aggregated draw amounted to RMB49,750 subject to a floating interest rate of 10% above the average quoted interest rate of one-year RMB loan announced by the National Interbank Funding Center.

On May 14, 2018, the Group entered into a loan agreement with Bank of Shanghai of a facility amount of RMB 1,500,000 with a maturity date of December 15, 2025. As of September 30, 2018, the aggregated draw amounted to RMB27,000 subject to a floating interest rate of 20% above the benchmark interest rate of five-year RMB loan announced by PBOC.

On August 17, 2018, the Group entered into a loan agreement with China CITIC Bank of a principal of RMB50,000 with a maturity date of March 7, 2021. As of September 30, 2018, the aggregated draw amounted to RMB50,000 subject to a floating interest rate of 26% above the average quoted interest rate of one-year RMB loan announced by the National Interbank Funding Center.

11. Revenue

Revenue by source consists of the following:

	Nine Months Ended September 30,
	2017	2018
Vehicle sales	—	1,471,278
Sales of charging pile	—	39,521
Sales of Packages	—	1,326
Others	—	3,439

Total	—	1,515,564

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. Convertible Promissory Note

On February 16, 2017, the Company issued convertible promissory note (“the Note”) in the aggregated principal amount of USD48,000 (RMB312,624 equivalent) to one of its existing convertible redeemable preferred shareholder with compounding interest at 15% per annum, maturing 90 days after the issuance date. Pursuant to the Note agreements, the holders of the Note may (i) convert the outstanding principal and accrued interest of the Note into the most recent round of equity security at a conversion price equal to 97% of the per share price paid by the investors in the event that the Company issues and sells equity security to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least USD100,000 (“Qualified Financing”), however, the Company and the Note holder both agreed that the 3% discount on the price shall not be applicable to the Series C Convertible Redeemable Preferred Shares (“Series C Preferred Shares”), or (ii) convert the outstanding principal and accrued interest of the Note into Series B Convertible Redeemable Preferred Shares (“Series B Preferred Shares”) of the Company at a conversion price of USD2.751 per share if no Qualified Financing occurred before prior to the maturity date. The Company may elect to repay the accrued interests in cash under either way. The issuance cost for the Note was immaterial. On May 17, 2017, the Note was fully repaid in cash together with the accrued interest of USD1,800 (RMB12,389 equivalent).

13. Convertible Redeemable Preferred Shares

In March 2015, the Company issued 165,000,000 shares of Series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) for USD1.00 per share for cash of USD165,000. The total consideration was paid in three instalments and were fully paid in January 2017. In March and May 2015, the Company issued 130,000,000 shares of Series A-2 convertible redeemable preferred shares (“Series A-2 Preferred Shares”) for USD1.00 per share for cash of USD130,000. In September 2015, the Company issued 24,210,431 shares of Series A-3 Preferred Shares for USD1.6522 per share for cash of USD40,000. The Series A-1, A-2 and A-3 Preferred Shares are collectively referred to as the “Series A Preferred Shares”.

In June, July, August, September 2016 and February 2017, the Company issued 114,867,321 shares of Series B convertible redeemable preferred shares (“Series B Preferred Shares”) for USD2.751 per share for cash of USD316,000.

In March, April, May and July 2017, the Company issued 166,205,830 shares of Series C convertible redeemable preferred shares (“Series C Preferred Shares”) for USD3.885 per share for cash of USD645,709.

In November and December 2017, the Company issued 211,156,415 shares of Series D convertible redeemable preferred shares (“Series D Preferred Shares”) for USD5.353 per share for cash of USD1,130,320. USD12,000 out of the total consideration from one of the investor was not paid until March 28, 2018 and it was treated as a reduction of Series D Preferred Shares until it was paid. In addition, a finder’s commission of USD26,000 was incurred for the Series D Preferred Shares financing. The Company paid 50% of the commission in cash amounted USD13,000 and the remaining 50% by issuance of 2,428,588 shares of Series D Preferred Shares for free to the financial advisory. The total of the finder’s commission was also recorded as an issuance cost as a deduction of the preferred shares.

The Series A-1, A-2, A-3, B, C and D Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of USD0.00025 per share.

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control, that being the Company’s failure to complete a QIPO by December 31, 2021. The Preferred Shares are recorded initially at fair value, net of issuance costs. The issuance costs for Series A-1, A-2, A-3, B, C, and D were USD301, USD189, USD208, USD1,782, USD1,489 and USD901 (RMB1,892, RMB1,177, RMB1,296, RMB11,857, RMB10,039 and RMB6,033, equivalent).

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The major rights, preferences and privileges of the Preferred Shares are as follows:

Voting Rights

The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders. The holders of the Preferred Shares are entitled to appoint a total of 10 out of 11 directors of the Board.

Dividends

Subject to the approval and declaration by the Board of Directors, the holders of the Preferred Shares (exclusive of unpaid shares) are entitled to receive dividends in the following order:

•

Series D Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series C preferred Shares, Series B preferred shares, Series A Preferred Shares and ordinary shares;

•

Series C Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series B preferred shares, Series A Preferred Shares and ordinary shares;

•

Series B Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any dividend on the Series A Preferred Shares and ordinary shares;

•	Series A Preferred Shareholders are entitled to receive dividends at an amount equal to 5% of the issue price prior to and in preference to any ordinary shares;

•	any remaining dividends shall be distributed on a pro rata basis to holders of all the Preferred Shares and ordinary shares on a fully diluted and as-if converted basis.

No dividends on preferred and ordinary shares have been declared since the issuance date through December 31, 2017 and September 30, 2018.

Liquidation

In the event of any liquidation, the holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B Preferred Shares, Series B Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-1 and A-2 Preferred Shares, Series A-1 and A-2 Preferred Shares shall rank senior to ordinary shares.

The holders of Preferred Shares (exclusive of unpaid shares) shall be entitled to receive an amount per share equal to (A) an amount equal to the higher of (1) 100% of the original issue price of such Preferred Shares, and (2) the amount that would be payable on such Preferred Shares if converted into ordinary shares immediately before such Liquidation; and (B) the amount of all declared but unpaid dividends on such Preferred Shares based on such holder’s pro rata portion of the total number of the Preferred Shares. If there are still assets of the Company legally available for distribution, such remaining assets of the Company shall be distributed to the holders of issued and outstanding Ordinary Shares on pro rata basis among themselves.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Conversion

The Preferred Shares (exclusive of unpaid shares) would automatically be converted into common shares 1) upon a QIPO; or 2) upon the written consent of the holders of a majority of the outstanding Preferred Share of each class with respect to conversion of each class.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) share splits, share dividends, combinations, recapitalization and similar events, or (ii) issuance of Ordinary Shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Redemption

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) December 31, 2021, if no QIPO or Approved Sale has been consummated prior to such date, (b) any material change in applicable law that would prohibit or otherwise make it illegal to continue to operate the business under the then-existing equity structure of the Group, which could not be solved by alteration or adjustment of the equity structure of the Group after good faith consultation among the Company and its shareholders, (c) the early termination of employment or service contracts of no less than 30% of the certain key employees (or subsequent persons holding their respective positions) with the Group during any six-month period (excluding any early termination with cause) which has resulted in material adverse effect with respect to the Business of the Group as a whole, and (d) termination or disruption of the business of the Group as a whole, which is attributable to any Group Company’s non-compliance with applicable laws or breach or early termination of material business contracts or business arrangements with any supplier, clients or otherwise (any matter or event as described in items (a) to (d), hereinafter a “Redemption Event”), or (e) any other Preferred Share holder has requested the Company to redeem its shares in any Redemption Event by delivery of a notice.

The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to the greater of (a) 100% of the Preferred Shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and compound interest on the preferred shares’ original issue price at the rate of 8% per annum, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, mergers or similar transactions, and (b) the fair market value of such Preferred Shares at the date of redemption.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Upon the redemption, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B Preferred Shares, Series B Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-1 and A-2 Preferred Shares, Series A-1 and A-2 Preferred Shares shall rank pari passu to each other.

Conversion upon IPO

On September 14, 2018, in connection with the completion of IPO, all of the Preferred Shares were automatically converted to 821,378,518 ordinary shares based on the aforementioned conversion price.

Accounting for Preferred Shares

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to September 12, 2018, the earliest redemption date. According to the redemption price calculation described above, the Company recognized accretion of the Preferred Shares amounted to RMB1,492,233 and RMB13,667,291 for the nine months ended September 30, 2017 and 2018.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The Company’s convertible redeemable preferred shares activities for the nine months ended September 30, 2017 and 2018 are summarized below.:

	Series A-1 & A-2		Series A-3		Series B		Series C		Series D		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of December 31, 2016	295,000,000	2,539,993	24,210,431	306,678	102,144,675	2,014,903	—	—	—	—	421,355,106	4,861,574

Proceeds from Series A-1 Preferred Shares	—	266,511	—	—	—	—	—	—	—	—	—	266,511
Issuance of preferred shares	—	—	—	—	12,722,646	240,066	166,205,830	4,397,997	—	—	178,928,476	4,638,063
Accretion on convertible redeemable preferred shares to redemption value	—	1,344,213	—	64,498	—	34,166	—	49,356	—	—	—	1,492,233

Balances as of September 30, 2017	295,000,000	4,150,717	24,210,431	371,176	114,867,321	2,289,135	166,205,830	4,447,353	—	—	600,283,582	11,258,381

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

	Series A-1 & A-2		Series A-3		Series B		Series C		Series D		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of December 31, 2017	295,000,000	5,011,731	24,210,431	427,129	114,867,321	2,294,980	166,205,830	4,454,596	213,585,003	7,469,350	813,868,585	19,657,786
Issuance of Series A-3 Preferred Shares (note 16(c))	—	—	7,509,933	—	—	—	—	—	—	—	7,509,933	—
Proceeds from Series D Preferred Shares	—	—	—	—	—	—	—	—	—	78,651	—	78,651
Accretion on convertible redeemable preferred shares to redemption value	—	7,091,163	—	565,979	—	2,417,979	—	2,375,943	—	1,216,227	—	13,667,291
Conversion of Series A-1 and A-2 Preferred Shares to Ordinary shares	(295,000,000)	(12,102,894)	—	—	—	—	—	—	—	—	(295,000,000)	(12,102,894)
Conversion of Series A-3 Preferred Shares to Ordinary shares	—	—	(31,720,364)	(993,108)	—	—	—	—	—	—	(31,720,364)	(993,108)
Conversion of Series B Preferred Shares to Ordinary shares	—	—	—	—	(114,867,321)	(4,712,959)	—	—	—	—	(114,867,321)	(4,712,959)
Conversion of Series C Preferred Shares to Ordinary shares	—	—	—	—	—	—	(166,205,830)	(6,830,539)	—	—	(166,205,830)	(6,830,539)
Conversion of Series D Preferred Shares to Ordinary shares	—	—	—	—	—	—	—	—	(213,585,003)	(8,764,228)	(213,585,003)	(8,764,228)

Balances as of September 30, 2018	—	—	—	—	—	—	—	—	—	—	—	—

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Redeemable non-controlling interests

XPT (Jiangsu) Automotive Technology Co., Ltd. (“XPT Auto”), the Group’s wholly owned subsidiary had its redeemable preferred share (“XPT Auto PS”) financing of RMB 1,269,900 to certain third party strategic investors in the second quarter of 2018. These third party strategic investors’ contributions in XPT Auto were accounted for as the Group’s redeemable non-controlling interests, and were classified as Mezzanine equity. Pursuant to XPT Auto’s share purchase agreement, the XPT Auto PS issued to third party strategic investors have the same rights as the existing ordinary shareholder of XPT Auto except that they have following privileges:

Redemption

The holders of XPT Auto PS have the option to request XPT Auto to redeem those shares under certain circumstance: (1) a qualified initial public offering of XPT Auto has not occurred by the fifth anniversary after the issuance of XPT Auto PS; (2) XPT Auto doesn’t meet its performance target (revenue and net profit) for each of the year during FY2019 and FY2023; or (3) a deadlock event lasts for 60 working days and cannot be resolved.

The redemption price should be equal to the original issue price plus simple interest on the original issue price at the rate of 10% per annum minus the dividends paid up to the date of redemption.

Liquidation

In the event of any liquidation, the holders of XPT Auto PS have preference over holders of ordinary shares. On a return of capital on liquidation, XPT Auto’s assets available for distribution among the investors shall first be paid to XPT Auto PS investors at the amount equal to the original issue price plus simple interest on the original issue price at the rate of 10% per annum minus the dividends paid up to the date of liquidation. The remaining assets of XPT Auto shall all be distributed to its ordinary shareholders.

The Company recognized accretion to the respective redemption value of the XPT Auto PS over the period starting from issuance date. As of September 30, 2018, RMB 1,264,900 out of the total consideration was paid by those investors and the remaining RMB5,000 were still outstanding.

15. Ordinary Shares

Upon inception, each ordinary share was issued at a par value of USD0.00025 per share. Various numbers of ordinary shares were issued to share-based compensation award recipients. As of December 31, 2017, the authorized share capital of the Company is US$500 divided into 2,000,000,000 shares, comprising of: 1,151,269,325 Ordinary Shares, 165,000,000 Series A-1 Preferred Shares, 130,000,000 Series A-2 Preferred Shares, 31,720,364 Series A-3 Preferred Shares, 114,867,321 Series B Preferred Shares, 167,142,990 Series C Preferred Shares, 240,000,000 Series D Preferred Shares, each at a par value of USD0.00025 per share. As of September 30, 2018, the authorized share capital of the Company is US$1,000 divided into 4,000,000,000 shares, comprising of: 2,500,000,000 Class A Ordinary Shares, 132,030,222 Class B Ordinary Shares, 148,500,000 Class C Ordinary Shares, each at a par value of US$0.00025 per share, and 1,219,469,778 shares of a par value of US$0.00025 each of such class or classes as the board of directors may determine.

As of December 31, 2017 and September 30, 2018, 1,151,269,325 and 4,000,000,000 ordinary shares were authorized, respectively, 36,727,350 and 1,033,433,271 shares were issued and 23,850,343 and 1,019,593,125 shares were outstanding as of December 31, 2017 and September 30, 2018, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	Nine Months Ended September 30,
	2017	2018
Cost of sales	—	8,020
Research and development expenses	14,975	88,566
Selling, general and administrative expenses	38,286	441,172

Total	53,261	537,758

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the nine months ended September 30, 2017 and 2018.

(a) Prime Hubs’ Restricted Shares Plan

In 2015, the Company adopted the Prime Hubs Restricted Shares Plan (the “Prime Hubs Plan”). Pursuant to the Prime Hubs Plan, restricted shares were granted to certain employees and non-employee consultants of the Group as approved by the board of directors. The restricted shares granted require the non-employee consultants to serve the Group for a period of one year with 100% of the restricted shares vesting upon the completion of the service period and the employees to serve the group for a period of four years with 25% of the restricted shares vesting at each anniversary of the service commencement date. The restricted shares issued under the Prime Hubs Plan are held by Prime Hubs, a consolidated variable interest entity of the Company, and are accounted for as treasury stocks of the Company prior to their vesting.

The following table summarizes activities of the Company’s restricted shares granted under the Prime Hubs Plan:

(i) Employees

Employees	Number of Shares Outstanding
Unvested as of December 31, 2016	8,400,000
Vested	(2,841,667)
Forfeited	(208,333)

Unvested as of September 30, 2017	5,350,000

Unvested as of December 31, 2017	7,058,338
Vested	(3,049,994)

Unvested as of September 30, 2018	4,008,344

In August 2018, the Company agreed to repurchase 562,500 vested Prime Hubs restricted shares from a former employee who passed away with total cash consideration of RMB7,490 at the fair value.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

For the nine months ended September 30, 2017 and 2018, total share-based compensation expenses recognized for the employee restricted shares granted under the Prime Hubs Plan were RMB12,028 and RMB 14,547, respectively.

As of December 31, 2017 and September 30, 2018, there were RMB37,651 and RMB24,963 of unrecognized share-based compensation expenses related to the employee restricted shares granted under the Prime Hubs Plan. Such unrecognized expenses are expected to be recognized over a weighted-average period of 1.69 and 1.15 years, respectively, as of December 31, 2017 and September 30, 2018.

(ii) Non-Employees

As of December 31, 2017 and September 30, 2018, the number of unvested restricted shares granted to non-employees were nil.

For the nine months ended September 30, 2017 and 2018, total share-based compensation expenses recognized for the non-employee restricted shares granted the Prime Hubs Plan were nil.

(b) NIO Incentive Plans

In 2015, the Company adopted the 2015 Stock Incentive Plan (the “2015 Plan”), which allows the plan administrator to grant options and restricted shares of the Company to its employees, directors, and consultants.

The Company granted share options to the Group’s non-NIO US employees and both share options and restricted shares to the employees of NIO US. The share options and restricted shares of the Company under 2015 Plan have a contractual term of ten years from the grant date, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the stated vesting commencement date and the remaining vest rateably over the following 36 months. Under the 2015 plan, share options granted to the non-NIO US employees of the Group are only exercisable upon the occurrence of an initial public offering by the Company.

In 2016 and 2017, the Board of Directors further approved the 2017 Stock Incentive Plan (the “2016 Plan”) and the 2017 Stock Incentive Plan (the “2017 Plan”). The 2016 and 2017 Plans have the same terms as 2015 Plan.

As of December 31, 2017, the Group had not recognized any share-based compensation expenses for options granted to the non-NIO US employees of the Group, because the Company is unable to determine if it is probable that the performance conditions will be satisfied until the event occurs. As a result, the share-based compensation expenses for these options that are only exercisable upon the occurrence of the Company’s initial public offering will be recognized using the graded-vesting method upon the consummation of the initial public offering. The Group recognized the share options and restricted shares of the Company granted to the employees of NIO US on a straight-line basis over the vesting term of the awards, net of estimated forfeitures.

Upon completion of the Company’s IPO on September 12, 2018, share-based compensation expenses for options granted to the non-NIO US employees of the Group were recognized by using the graded-vesting method.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(i) Share Options

The following table summarizes activities of the Company’s share options under the 2015, 2016 and 2017 Plans for the nine months ended September 30, 2017 and 2018:

Number of Options Outstanding
Outstanding as of December 31, 2016	52,623,554
Granted	6,420,977
Exercised	(1,377,840)
Cancelled	(4,159,848)
Expired	(229,069)

Outstanding as of September 30, 2017	53,277,774

Outstanding as of December 31, 2017	57,775,914
Granted	44,056,042
Exercised	(7,419,993)
Cancelled	(2,226,484)
Expired	(304,303)

Outstanding as of September 30, 2018	91,809,176

Vested and expected to vest as of September 30, 2017	48,569,834
Exercisable as of September 30, 2017	4,799,955
Vested and expected to vest as of September 30, 2018	88,891,529
Exercisable as of September 30, 2018	26,331,237

The weighted-average grant date fair value for options granted under the Company’s 2015, 2016 and 2017 Plans during the nine months ended September 30, 2017 and 2018 was USD1.12 and USD1.84, respectively, computed using the binomial option pricing model.

The total share-based compensation expenses recognized for share options during the nine months ended September 30, 2017 and 2018 was RMB18,993 and RMB349,045 respectively.

As of December 31, 2017 and September 30, 2018, there were RMB58,444 and RMB125,219 of unrecognized compensation expenses related to the stock options granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 2.53 and 2.49 years, respectively.

As of December 31, 2017, there were RMB275,473 of unrecognized compensation expenses related to the stocks options granted to the Group’s non-NIO US employees with a performance condition of an IPO, out of which, unrecognized compensation expenses of RMB138,884 related to options for which the service condition had been met and are expected to be recognized when the performance target of an IPO is achieved.

As of September 30, 2018, there were RMB383,804 of unrecognized compensation expenses related to the stocks options granted to the Group’s non-NIO US employees which is expected to be recognized over a weighted-average period of 3.46 years.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

The following table summarizes activities of the Company’s restricted shares under the 2015 plan:

Number of Restricted Shares Outstanding
Unvested at December 31, 2016	1,837,387
Vested	(482,351)
Forfeited	(83,062)

Unvested at September 30, 2017	1,271,974

Unvested at December 31, 2017	1,112,977
Vested	(461,229)
Forfeited	(63,058)

Unvested at September 30, 2018	588,690

As of December 31, 2017 and September 30, 2018, there were RMB6,095 and RMB3,888 of unrecognized compensation expenses related to restricted shares granted to the employees of NIO US, which is expected to be recognized over a weighted-average period of 1.75 and 1.0 years, respectively.

Share-based compensation expenses of RMB3,122 and RMB2,878 related to restricted shares granted to the employees of NIO US was recognized for the nine months ended September 30, 2017 and 2018, respectively.

(c) Non-recourse Loan

In November 2015, the Company issued an offer letter to one of its key management team member (“the Borrower”). In the offer letter, the Company offered the Borrower to purchase 7,509,933 Series A-3 Preferred Shares of the Company at the price of USD1.6522 per share, which equals to the purchase price same class of preferred shares by other third party investors in the most recent round of financing prior to the offer letter. In addition, the Company agreed to provide a loan in the amount of USD12,408 with an interest rate of 1.8% compounded semiannually to paid for the fund the purchase of such Series A-3 Preferred Shares by the Borrower (“the Loan”). The Loan agreement was signed on March 10, 2016, the date of her employment. The Loan is subject to a three-year service condition with 25% immediately vested on the grant date and 25% cliff vesting annually. The Borrower’s personal liability on the Loan, and the Company’s recourse against the Borrower personally on the Loan, shall be limited to 50% of the then-outstanding principal amount of the Loan, including any interest accrued thereon.

In June 2018, the Borrower repaid the loan pursuant to the agreement, including the interest accrued, to the Company, amounting to RMB82,863. By the time of the repayment, 75% of the Award was vested and considered as exercised while 25% remained as unvested.

Pursuant to ASC 718, the Company accounted for the Loan as a stock liability (the “Award”). Given the underlying of the Award is Series A-3 Preferred Shares, it was treated as a liability award following ASC 480. The Award was initially recognized at fair value and subsequently re-measured by recognizing the change in fair value as an adjustment to the compensation costs.

Share-based compensation expenses related to the Award of RMB19,118 and RMB171,288 was recognized for the nine months ended September, 2017 and 2018, respectively.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17. Taxation

(a) Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China, Hong Kong, United States, United Kingdom and Germany. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

All Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

Other Countries

The maximum applicable income tax rates of other countries where the Company’s subsidiaries having significant operations in the nine months ended September 30, 2017 and 2018 are as follows:

	Nine Months Ended September 30,
	2017	2018
United States	42.84%	29.84%
United Kingdom	19.25%	19.00%
Germany	32.98%	32.98%

Composition of income tax expense for the periods presented are as follows:

	Nine Months Ended September 30,
	2017	2018
Deferred income tax expense	—	—
Current income tax expense	5,581	5,742

The Group’s effective tax rate differs from the statutory tax rates of its subsidiaries primarily as a result of the permanent differences and changes in valuation allowance. For the nine months ended September 30, 2018, full valuation allowances have been provided where, based on all available evidence, management determined that it is more likely than not that the deferred tax assets will not be realized.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (“Tax Act”) was enacted into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017. The Group is required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring the Group’s U.S. deferred tax assets and liabilities as well as reassessing the net realizability of the deferred tax assets and liabilities. The Tax Act did not give rise to any material impact on the consolidated balance sheets and consolidated statements of comprehensive loss due to the Group’s historical worldwide loss position and the full valuation allowance provided against the Group’s net U.S. deferred tax assets.

In December 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows the Group to record provisional amounts during a measurement period not to extend beyond one year from the enactment date. Since the Tax Act was enacted late in the fourth quarter of 2017 (and ongoing guidance and accounting interpretations are expected over the next 12 months), the Group considers the accounting of deferred tax re-measurements and other items to be incomplete due to the forthcoming guidance and its ongoing analysis of final year-end data and tax positions. The Group expects to complete the analysis within the measurement period in accordance with SAB 118. The Group does not expect any subsequent adjustments to have any material impact on the consolidated balance sheets or consolidated statements of comprehensive loss due to our historical worldwide loss position and the full valuation allowance provided against the Group’s net U.S. deferred tax assets.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2018.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the nine months ended September 30, 2017 and 2018 as follows:

	Nine Months Ended September 30,
	2017	2018
Numerator:
Net loss	(3,321,197)	(6,135,965)
Accretion on convertible redeemable preferred shares to redemption value	(1,492,233)	(13,667,291)
Accretion on redeemable non-controlling interests to redemption value	—	(31,399)
Net loss attributable to non-controlling interests	34,373	23,278

Net loss attributable to ordinary shareholders of NIO Inc. for basic/dilutive net loss per share	(4,779,057)	(19,811,377)

Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	21,559,616	95,740,204

Basic and diluted net loss per share attributable to ordinary shareholders of NIO Inc.	221.67	206.93

For the nine months ended September 30, 2017 and 2018, assumed conversion of the Preferred Shares into ordinary shares were excluded from the calculations of diluted net loss per share of the Company due to the anti-dilutive effect. The effects of all outstanding share options have also been excluded from the computation of diluted net loss per share for the nine months ended September 30, 2017 as their effects would be anti-dilutive.

For the nine months ended September 30, 2017 and 2018, the Company had potential ordinary shares, including non-vested restricted shares, option granted and Preferred Shares. As the Group incurred losses for the nine months ended September 30, 2017 and 2018, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested restricted shares, options granted and Preferred Shares excluded from the calculation of diluted net loss per share of the Company were 8,386,090, 49,264,495, and 594,611,970 as of September 30, 2017, 5,393,788, 70,022,086 and 1,877,483 as of September 30, 2018.

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Bin Li	Principal Shareholder, Chairman of the Board and Chief Executive Officer
Lihong Qin	Principal Shareholder, Director and President of the Company
Baidu Capital L.P.	Shareholder
Hubei Changjiang Nextev New Energy Investment Management Co., Ltd.	Controlled by Principal Shareholder
Jiangsu Xindian Automotive Co., Ltd.	Controlled by Principal Shareholder
Beijing CHJ Information Technology Co., Ltd.	Controlled by Principal Shareholder
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	Controlled by Principal Shareholder
Shanghai NIO Hongling Investment Management Co., Ltd.	Controlled by Principal Shareholder
NIO Capital	Controlled by Principal Shareholder
Hubei Changjiang Nextev New Energy Industry Development Capital Partnership (Limited Partnership)	Controlled by Principal Shareholder
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	Affiliate
Beijing Chehui Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Beijing Xinyi Hudong Guanggao Co., Ltd.	Controlled by Principal Shareholder
Bite Shijie (Beijing) Keji Co., Ltd.	Controlled by Principal Shareholder
Kunshan Siwopu Intelligent Equipment Co., Ltd.	Affiliate

(a) The Group entered into the following significant related party transactions:

(i) Provision of service

For the nine months ended September 30, 2017 and 2018, service income was primarily generated from property management and miscellaneous research and development services the Group provided to its related parties.

	Nine Months Ended September 30,
	2017	2018
Shanghai NIO Hongling Investment Management Co., Ltd..	—	1,800

(ii) Acceptance of marketing and advertising service

	Nine Months Ended September 30,
	2017	2018
Beijing Xinyi Hudong Guanggao Co., Ltd.	7,575	13,334
Beijing Chehui Hudong Guanggao Co., Ltd.	—	2,830
Bite Shijie (Beijing) Keji Co., Ltd.	5,573	2,563

	13,148	18,727

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(iii) Loan to related party

	Nine Months Ended September 30,
	2017	2018
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	50,000	—
NIO Capital	—	66,166

	50,000	66,166

In 2017, the Company granted interest-free loans to Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd. As of September 30, 2018, the loans remain outstanding.

(iv) Cost of manufacturing consignment

	Nine Months Ended September 30,
	2017	2018
Suzhou Zenlead XPT New Energy Technologies Co.,Ltd.	—	81,096

(v) Purchase of property and equipment

	Nine Months Ended September 30,
	2017	2018
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	9,559
Bite Shijie (Beijing) Keji Co., Ltd.	2,960	—

	2,960	9,559

(vi) Interest payable on behalf of related parties

	Nine Months Ended September 30,
	2017	2018
Baidu Capital L.P.	—	8,065

(vii) Acceptance of R&D and maintenance service

	Nine Months Ended September 30,
	2017	2018
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	1,671

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) The Group had the following significant related party balances:

(i) Amounts due from related parties

	December 31, 2017	September 30, 2018
Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd.	50,000	50,000
NIO Capital	—	34,396
Kunshan Siwopu Intelligent Equipment Co., Ltd.	—	3,821
Shanghai Weilan Hongling Investment Management Co., Ltd.	—	907
Baidu Capital L.P.	21,671	—
Beijing CHJ Information Technology Co., Ltd.	3,624	—
Bin Li	1,680	—
Jiangsu Xindian Automotive Co., Ltd.	1,627	—
Hubei Changjiang Nextev New Energy Investment Management Co., Ltd.	954	—

Total	79,556	89,124

(ii) Amounts due to related parties

	December 31, 2017	September 30, 2018
Suzhou Zenlead XPT New Energy Technologies Co., Ltd.	19,466	188,930
Beijing Xinyi Hudong Guanggao Co., Ltd.	400	528
Bite Shijie (Beijing) Keji Co., Ltd.	—	315
Bin Li	14,289	—
Lihong Qin	5,338	—
Beijing Chehui Hudong Guanggao Co., Ltd.	576	—

Total	40,069	189,773

20. Commitment and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the Group’s consolidated financial statements are as follows:

	December 31, 2017	September 30, 2018
Property and equipment	1,250,612	1,623,765
Leasehold improvements	470,600	462,999

Total	1,721,212	2,086,764

NIO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

(b) Operating lease commitments

As of December 31, 2017 and September 30, 2018, the Group had remaining outstanding commitments non-cancelable agreements in respect to its operating leases as follows:

	December 31, 2017	September 30, 2018
Within one year	233,486	322,967
1 to 2 years	261,846	383,068
2 to 3 years	278,278	370,916
More than 3 years	912,356	944,285

Total	1,685,966	2,021,236